Exhibit 99.1

New Pacific Intersects 306 Metres Grading 1.2 Grams Per Tonne Gold and 26 Grams Per Tonne Silver at the Carangas Project, Bolivia

VANCOUVER, BC, April 6, 2023 /CNW/ - New Pacific Metals Corp. ("New Pacific" or the "Company") (TSX: NUAG) (NYSE American: NEWP), together with its local Bolivian partner, reports assay results of the last 29 drill holes from the 2022 drill program at its Carangas Silver-Gold Project, Oruro Department, Bolivia (the "Carangas Project" or the "Project"). To date, assay results of all 115 drill holes drilled in 2022 have been received and released. Detailed results and drill hole specifications are listed in Tables 1 and 2, as well as in Figure 1.

Of the 29 holes, ten are deep holes which were drilled in different directions towards the Central Valley to define the limit of the gold mineralization system at depth. Drill results (refer to the Company's news release dated February 20, 2023) indicate the gold system is open to the north and north-east directions with these targets currently being drill tested as part of the Company's Q1 2023 drill program.

The remaining 19 holes are shallow and were drilled to define the near surface silver mineralization. All nineteen holes intersected silver mineralization.

In addition to the drilling activities, results of an expanded 3D Bipole-Dipole IP-MT survey program completed in January 2023 have been received, showing multiple chargeability anomalies outside the current area of drilling (Figure 2). These new chargeability anomalies display a similar geophysical signature to those of the known silver-gold system and will be drill tested in future drilling campaigns.

Highlights of drill results for DEEP holes

DCAr0112 intersected a gold mineralization interval of 306.95 m at depth from 359.55 m to 666.5 m, grading 1.2 g/t Au and 26 g/t Ag, including 31.78 m (411.65 m to 443.43 m) grading 122 g/t Ag, 4.11 g/t Au and 0.15% Cu, and near surface silver mineralization intervals of 41.03 m (55.97 m to 97 m) grading 54 g/t Ag, 0.25% Pb and 0.57% Zn, and 75.1 m (108.7 m to 183.8 m) grading 27 g/t Ag, 0.24%Pb and 0.65% Zn.

DCAr0104 intersected a gold mineralization interval of 328.3 m (233.75 m to 562.05 m) grading, 1.07 g/t Au, 20 g/t Ag ,0.14% Pb, 0.25% Zn and 0.14% copper ("Cu"), and a near surface silver-lead-zinc mineralization interval of 228.25 m (5.5 m to 233.75 m) grading 21 g/t silver ("Ag"), 0.54% lead ("Pb") and 1.23% zinc ("Zn"), immediately followed by. Two more gold mineralization intervals intersected at further depth, 15.77 m (652.17 m to 667.94 m) grading 0.44 g/t Au and 0.12% Cu, and 252 m (693 m to 945 m) grading 0.45 g/t Au and 0.13% Cu.

DCAr0105 intersected a gold mineralization interval of 476.3 m (324.7 m to 801 m) grading 0.75g/t Au including 43.62 m (510.38 m to 554 m) grading 3.19 g/t Au, and a near surface silver-lead-zinc mineralization interval of 293.94 m (5.16 m to 299.1 m) grading 37 g/t Ag, 0.57% lead ("Pb") and 1.3% zinc ("Zn"), including 38.99 m (5.16 m to 44.15 m) grading 134 g/t Ag, 1.48% Pb and 2.51% Zn.

Highlights of drill results for shallow holes

DCAr0141 intersected a near surface silver-lead-zinc mineralization interval of 110.15 m (5.85 m to 116 m) grading 136 g/t Ag and 0.96% Pb, including 6.92 m (30.73 m to 37.65 m) grading 693 g/t Ag and 1.71% Pb, and 24.63 m (59.87 m to 84.5 m) grading 197 g/t Ag and 2.14% Pb. Multiple historical underground mining voids for a total length of 16.39 m were intersected in this hole.

DCAr0128 intersected a near surface silver-lead-zinc mineralization interval of 78.3 m (7.7 m to 86 m) grading 104 g/t Ag, 0.74% Pb and 0.59% Zn including 33 m (30.5 m to 60.5 m) grading 226 g/t Ag, 1.47% Pb and 0.93% Zn. In addition, further down the hole to the end of hole, multiple shorter silver-lead-zinc mineralization intervals were intercepted.

DCAr0134 intersected 111.85 m (114.4 m to 226.25 m) grading 52 g/t Ag, 0.25% Pb and 0.59% Zn including 17.94 m (198.96 m to 216.9 m) grading 197 g/t Ag, 0.49% Pb and 0.91% Zn.

Update on Q1 2023 Resource Drill Program

The Company's 2023 15,000 m drill program at Carangas is close to being completed. The results from this drill program, together with the results from 2021 and 2022 drilling, will be used to estimate an inaugural mineral resource to be completed in the second quarter of 2023.

Expanded IP survey program

A pilot 3D Bipole-Dipole IP-MT survey program was completed in the drilled area of West Dome-Central Valley-East Dome in September 2022 (refer to the Company's news release dated on November 14, 2022), revealing that the blind gold mineralization system at the Central Valley overlays the strongest chargeability anomaly under the young sediments of the Central Valley.

Encouraged by the success of the pilot 3D Bipole-Dipole IP-MT survey program, an expanded 3D Bipole-Dipole IP-MT survey program was carried out at Carangas by Southern Rock Geophysics S.A. of Chile from November 2022 to January 2023. This expanded IP program covers the entire Carangas Basin of 29 square kilometers, which is mostly covered by young sediments.

Multiple high chargeability anomalies with a similar signature to that of the Central Velley were identified in the expanded area outside of the drilled area (Figure 2). These new anomalies generally have weak or no chargeability response near surface, but high chargeability starts to show from 200 m depth to more than 800 m depth from surface. These deep high chargeability anomalies may be related to sulfide mineralization at depth, which may be related to rhyolite intrusive bodies, like those seen in the Central Valley.  These anomalies, such as those to the north of the Central Valley (Figure 2), will be drill targets in future exploration programs.

Figure 1 Simplified Geology and Drill Plan Map of the Carangas Project

Figure 2 Chargeability at altitude 3500 m level (400 m from surface) of the Carangas Project. The Central Valley anomaly perfectly overlays the gold mineralization system. All other anomalies are yet to be drill tested.

Table 1 Summary of Drill Intercepts
Hole_ID		Form	To	Length_m	Ag_g/t	Au_g/t	Pb_%	Zn_%	Cu_%	AgEq_g/t
DCAr0071		33.22	44.35	11.13	16	0.01	0.10	0.36	0.01	32
		70.58	82.79	12.21	22		0.10	0.27	0.01	34
		94.23	164.40	70.17	29	0.01	0.24	0.54	0.01	55
		175.70	191.33	15.63	18	0.03	0.18	0.35		37
		211.83	220.36	8.53	61	0.58	0.36	0.62	0.01	135
		263.98	278.90	14.92	5	0.02	0.32	0.52	0.01	34
		286.64	290.00	3.36	11	0.62	0.84	1.55	0.01	132
		306.30	310.17	3.87	10	0.12	0.93	1.85		107
		316.71	326.80	10.09	6	0.08	0.50	0.83		54
		338.35	345.70	7.35	7	0.06	0.48	0.84	0.01	55
		374.70	391.10	16.40	5	0.09	0.24	0.43	0.04	37
		405.80	409.64	3.84	4	0.04	0.38	0.86	0.02	49
		415.85	422.97	7.12	5	0.08	0.47	0.87	0.01	55
		439.62	449.24	9.62	3	0.08	0.35	0.53		37
		485.10	529.44	44.34	2	0.16	0.08	0.77		42
		548.00	614.43	66.43	3	0.03	0.12	0.65	0.01	31
		634.80	650.24	15.44	3	0.11	0.09	0.44	0.03	31
		671.40	684.60	13.20	6	0.19	0.01	0.07	0.15	38
		709.76	735.78	26.02	5	0.01	0.05	1.13	0.07	52
		825.75	843.70	17.95	13	0.18	0.49	0.02	0.36	78
		861.50	870.40	8.90	6	0.41		0.01	0.01	36
		892.21	915.80	23.59	7	0.52	0.01	0.01	0.08	53
		983.18	996.57	13.39	7	0.15		0.01	0.33	52
		1047.82	1055.00	7.18	4	0.18		0.01	0.14	32
		1067.00	1079.85	12.85	6	0.10	0.01	0.01	0.20	35
		1090.48	1100.00	9.52	3	0.04		0.01	0.19	25
DCAr0104		5.50	233.75	228.25	21	0.05	0.54	1.23	0.02	83
		233.75	562.05	328.30	20	1.07	0.14	0.25	0.14	123
		652.17	667.94	15.77	3	0.44	0.01	0.03	0.12	48
		693.00	945.00	252.00	3	0.45		0.01	0.13	49
		957.30	1018.96	61.66	5	0.07		0.01	0.20	31
DCAr0105		5.16	299.10	293.94	37	0.08	0.57	1.30	0.03	106
	incl.	5.16	44.15	38.99	134	0.01	1.48	2.51	0.01	262
		324.70	801.00	476.30	4	0.75	0.02	0.08	0.07	68
	incl.	510.38	554.00	43.62	6	3.19	0.02	0.04	0.10	245
DCAr0112		55.97	97.00	41.03	54	0.01	0.25	0.57	0.01	81
		108.70	183.80	75.10	27	0.01	0.24	0.65	0.02	58
		195.40	215.44	20.04	6	0.11	0.60	0.58		51
		247.66	309.78	62.12	4	0.12	0.10	0.28	0.03	28
		359.55	666.50	306.95	26	1.19	0.03	0.07	0.06	120
	incl.	411.65	443.43	31.78	122	4.11	0.09	0.14	0.15	437
		694.98	722.50	27.52	2	0.18	0.00	0.25		24
		750.00	775.00	25.00	5	0.17	0.06	0.78	0.04	49
DCAr0114		0.00	119.70	119.70	42		0.60	1.22	0.01	101
		135.50	141.35	5.85	22		0.07	0.23		32
		148.45	173.80	25.35	30		0.14	0.33	0.01	46
		188.29	195.30	7.01	36		0.08	0.17		44
		206.90	212.20	5.30	49	0.02	0.12	0.26	0.01	63
		230.90	262.34	31.44	8	0.03	0.32	0.73	0.01	45
		313.00	350.18	37.18	2	0.02	0.16	0.47	0.01	25
		358.65	382.64	23.99	5	0.30	0.12	0.64	0.07	59
		395.48	458.67	63.19	4	0.07	0.20	0.63	0.03	38
		468.70	528.43	59.73	10	0.31	0.08	0.20	0.06	47
		539.91	548.60	8.69	5	0.39	0.05	0.24	0.08	50
		558.40	562.65	4.25	4	0.68	0.02	0.11	0.05	61
		571.18	576.90	5.72	4	0.02	0.35	0.88	0.01	45
		591.30	623.70	32.40	3	0.12	0.13	0.72	0.01	41
		646.09	648.94	2.85	0	2.47	0.00	0.03		177
		666.50	678.43	11.93	2	0.34	0.00	0.01	0.11	38
		684.20	706.85	22.65	2	0.49	0.01	0.01	0.03	41
		713.92	824.20	110.28	4	0.98	0.01	0.01	0.17	92
		840.00	854.00	14.00	10	0.67	0.01	0.01	0.45	105
DCAr0117		45.18	137.96	92.78	23	0.03	0.31	0.64	0.04	60
		147.62	169.35	21.73	6	0.11	0.12	0.50	0.07	42
		188.86	347.22	158.36	11	0.51	0.19	0.18	0.06	64
		382.78	426.00	43.22	17	0.95	0.03	0.07	0.10	97
		457.70	480.63	22.93	11	0.49	0.03	0.12	0.08	59
		496.48	507.00	10.52	8	0.28	0.02	0.08	0.05	36
		529.75	649.81	120.06	8	0.68	0.01	0.08	0.06	66
		714.69	732.50	17.81	7	0.06	0.25	0.87	0.23	71
DCAr0123		54.76	115.90	61.14	31	0.04	0.28	0.99	0.05	81
		124.50	284.32	159.82	11	0.11	0.42	0.97	0.05	68
		330.13	393.67	63.54	14	0.60	0.03	0.12	0.02	63
		417.59	434.12	16.53	12	0.20	0.06	0.17	0.22	56
		487.45	502.30	14.85	2	0.11	0.05	0.35	0.03	27
		513.42	517.55	4.13	9	2.58	0.12	1.23	0.01	237
		544.75	548.91	4.16	5	0.22	0.85	1.19	0.00	85
		574.77	577.43	2.66	4	0.29	0.37	0.99	0.02	71
		590.38	597.14	6.76	3	0.11	0.36	0.90	0.01	53
DCAr0126		19.10	188.06	168.96	40		0.37	1.19	0.01	92
	incl.	31.20	58.07	26.87	120		0.99	4.03	0.04	288
		196.70	201.05	4.35	14	0.04	0.26	0.57	0.00	43
		223.30	229.18	5.88	3	0.05	0.37	0.76	0.00	43
		238.00	296.43	58.43	5	0.02	0.34	0.71	0.00	40
		395.95	491.00	95.05	3	0.09	0.14	0.52	0.03	34
		522.97	545.15	22.18	9	0.22	0.05	0.30	0.12	48
		568.00	579.17	11.17	8	0.68	0.07	0.35	0.01	71
		589.15	601.00	11.85	13	0.81	0.00	0.04	0.08	80
		627.03	629.95	2.92	2	1.02	0.00	0.03	0.03	78
		638.41	646.85	8.44	11	1.06	0.00	0.01	0.09	97
		699.00	848.00	149.00	3	0.80	0.00	0.02	0.09	70
DCAr0128		7.70	86.00	78.30	104		0.74	0.59	0.01	146
	incl.	30.50	63.50	33.00	226		1.47	0.93	0.01	301
		100.80	103.80	3.00	9		0.13	1.59	0.01	66
		120.00	148.80	28.80	17		0.17	0.62		43
		179.87	209.93	30.06	7		0.17	0.51	0.02	32
		220.31	228.40	8.09	114		0.87	0.58	0.01	159
		236.86	243.30	6.44	31		0.50	0.68	0.01	69
		263.80	278.05	14.25	31		0.20	0.33		48
		282.55	288.55	6.00	3		0.57	0.41		34
DCAr0131		70.18	75.89	5.71	66		0.04	0.19		68
		96.79	133.20	36.41	51		0.86	0.59	0.03	81
		146.13	159.74	13.61	45		0.13	0.17	0.01	50
		212.00	239.80	27.80	32		0.36	0.65	0.01	47
		257.20	262.50	5.30	38		0.77	0.82		63
DCAr0132		35.50	128.56	93.06	28	0.11	0.40	0.93	0.05	83
		140.57	148.80	8.23	5	0.03	0.19	0.70	0.03	39
		176.15	265.52	89.37	10	0.41	0.29	0.39	0.06	67
		288.29	293.80	5.51	4	0.52	0.04	0.04	0.03	47
		314.60	401.48	86.88	7	0.41	0.04	0.30	0.04	51
		420.23	435.80	15.57	12	0.24	0.07	0.53	0.07	56
		448.15	474.77	26.62	4	0.37	0.04	0.08	0.01	35
		500.50	504.50	4.00	4	0.86	0.05	0.08	0.04	74
		518.70	552.80	34.10	3	1.32	0.02	0.07	0.02	102
		566.18	587.45	21.27	9	0.30	0.03	0.26	0.03	42
		617.62	647.80	30.18	2	0.36	0.11	0.29	0.00	41
		689.95	740.00	50.05	2	0.21	0.04	0.34	0.01	30
DCAr0133		13.50	20.50	7.00	64		0.31	0.13		77
		77.00	79.60	2.60	29		0.61	1.04		82
		104.95	112.21	7.26	16		0.43	1.20	0.01	70
		122.22	185.26	63.04	26		0.13	0.47	0.01	47
		196.78	225.40	28.62	15		0.22	0.51	0.04	42
		259.70	261.00	1.30	174		0.13	0.38	0.05	195
		273.38	277.26	3.88	39		0.10	0.29		51
		310.00	311.30	1.30	1200		3.64	2.94	0.04	1408
DCAr0134		3.03	40.60	37.57	11		0.43	0.14		28
		114.40	226.25	111.85	52		0.25	0.59	0.01	80
	incl.	198.96	216.90	17.94	197		0.49	0.91	0.04	245
DCAr0135		32.20	35.79	3.59	35		0.15	0.01		40
		47.00	54.00	7.00	21		0.36	0.01	0.01	32
		70.27	89.00	18.73	13		0.40	0.01	0.01	27
		169.00	187.72	18.72	4		0.09	0.71	0.01	31
DCAr0136		1.15	28.00	26.85	115		0.36	0.16	0.01	132
		59.50	63.99	4.49	92		0.10	0.13	0.01	100
		130.43	133.16	2.73	78		0.13	0.20		88
DCAr0137		1.28	11.50	10.22	14		0.48	0.04	0.01	30
		25.33	35.80	10.47	19		0.21	0.02		26
		70.86	113.30	42.44	5		0.19	1.52	0.01	63
		144.58	145.90	1.32	117		0.39	0.75	0.02	155
DCAr0138		36.50	99.00	62.50	33	0.02	0.37	1.33	0.02	92
		125.00	403.28	278.28	6	0.13	0.30	0.80	0.02	52
		450.40	530.49	80.09	4	0.81	0.06	0.23	0.04	74
		546.47	571.00	24.53	2	0.61	0.02	0.03	0.05	52
		648.05	902.00	253.95	11	1.00	0.01	0.07	0.03	87
DCAr0139		6.20	7.40	1.20	89		0.14	0.08		96
		14.10	35.92	21.82	12		0.28	0.23		28
		44.20	81.80	37.60	31		0.22	0.71	0.01	62
		143.25	149.00	5.75	12		0.26	0.47		35
		158.67	208.09	49.42	17		0.24	0.72	0.01	49
		231.50	253.20	21.70	34		0.26	0.28	0.02	52
		292.60	298.72	6.12	30		0.07	0.11		36
DCAr0140		2.79	5.66	2.87	64		0.06	0.20		73
		12.96	24.00	11.04	41		0.53	0.18	0.01	63
		107.79	189.00	81.21	54		0.23	0.43	0.01	75
		211.32	239.30	27.98	65		0.43	0.66	0.01	101
		298.92	302.45	3.53	222		0.85	1.79	0.01	307
DCAr0141		5.85	116.00	110.15	136		0.96	0.02		165
	incl.	30.73	37.65	6.92	693		1.71	0.02	0.01	744
	incl.	59.87	84.5	24.63	197		2.14	0.01	0.01	260
DCAr0142		2.75	57.65	54.90	37		0.23	0.14		49
		68.64	72.05	3.41	61		0.24	0.13		73
		122.00	218.70	96.70	36		0.15	0.25		49
	incl.	126.48	131.40	4.92	280		0.27	0.28	0.01	299
		233.00	268.20	35.20	128		0.22	0.10	0.01	139
	incl.	252.00	260.70	8.70	458		0.65	0.09	0.04	484
DCAr0143		2.00	53.40	51.40	32		0.30	0.13		46
		160.01	209.62	49.61	70		0.16	0.34		86
		252.52	270.60	18.08	67		0.20	0.33	0.01	85
		278.00	279.33	1.33	420		0.74	0.09	0.04	449
		291.00	299.62	8.62	59		0.11	0.15		68
DCAr0144		17.10	45.92	28.82	98		0.31	0.26	0.01	117
		174.00	204.25	30.25	83		0.42	0.46	0.01	111
		221.70	242.35	20.65	21		0.33	0.29	0.01	41
		250.78	281.00	30.22	54		0.08	0.10	0.01	60
DCAr0145		2.24	86.70	84.46	25		0.51	0.43	0.01	55
		107.30	203.40	96.10	35		0.24	0.40	0.01	57
	incl.	147.93	157.20	9.27	173		0.80	0.77	0.07	230
DCAr0146		5.00	7.30	2.30	91		0.14	0.06	0.01	98
		14.99	56.18	41.19	15		0.66	0.16		40
		111.57	122.15	10.58	25		0.20	0.37	0.01	44
		130.54	143.00	12.46	12		0.19	0.41	0.01	32
		154.70	169.64	14.94	102		0.14	0.11	0.01	110
		190.75	245.95	55.20	20		0.20	0.39	0.01	39
		263.20	304.60	41.40	7		0.27	0.40		29
DCAr0147		2.60	29.43	26.83	26		0.56	0.17		35
		157.72	172.27	14.55	32		0.32	0.30	0.01	52
		189.71	190.90	1.19	156		0.98	0.23	0.03	195
		198.39	221.00	22.61	16		0.39	0.16	0.01	34
		227.00	239.95	12.95	10		0.78	0.20	0.01	40
		248.80	253.90	5.10	43		0.15	0.16	0.01	54
		264.00	274.50	10.50	83		0.11	0.19	0.02	94
DCAr0148		1.54	45.50	43.96	99		0.44	0.12		116
		128.57	130.00	1.43	148		0.07	0.12		154
		140.50	161.00	20.50	56		0.16	0.46	0.01	77
		201.74	210.50	8.76	26		0.39	0.59	0.05	62
		222.50	235.57	13.07	104		0.44	0.13	0.02	123
		241.65	247.43	5.78	31		0.28	0.15	0.01	46
DCAr0149		52.91	108.56	55.65	5		1.07	0.47	0.02	54
DCAr0150		14.45	25.90	11.45	14		0.45	0.07	0.01	30
		34.52	40.90	6.38	10		0.33	0.10	0.01	24
		53.53	56.15	2.62	29		0.65	0.23	0.01	56
		127.49	155.00	27.51	5		0.30	0.97		47
Notes:
1. Drill location, altitude, azimuth, and dip of drill holes are provided in Table 2
2. Drill intercept is core length, and grade is length weighted. True width of mineralization is unknown due to early stage of exploration without adequate drill data.
3. Calculation of silver equivalent ("AgEq") is based on the long-term median of the August 2021 Street Consensus Commodity Price Forecasts, which are US$22.50/oz for Ag, US$0.95/lb for Pb, US$1.10/lb for Zn, US$3.40/lb for Cu, and US$1,600/oz for Au. The formula used for the AgEq calculation is as follows: AgEq = Ag g/t + Pb g/t * 0.0029 + Zn g/t * 0.00335 + Cu g/t * 0.01036 + Au g/t * 71.1111. This calculation assumes 100% recovery.
4. A cut-off of 20 g/t AgEq is applied to calculate the length-weighted intercept. At times, samples lower than 20 g/t AgEq may be included in the calculation of consolidation of mineralized intercepts.

Table 2 Summary of Drill Holes of Carangas Project
Hole_id	Easting	Northing	Altitude	Depth_m	Azimuth (°)	Dip (°)	Target
DCAr0071	538895.96	7905008.03	3906.95	1100.00	20	-70
DCAr0104	539029.50	7905086.20	3904.89	1026.00	20	-70	CV
DCAr0105	538960.67	7905391.94	3916.03	902.00	130	-72	CV
DCAr0112	539352.10	7905487.62	3909.28	908.00	252	-67	CV
DCAr0114	538973.57	7905514.92	3947.33	854.00	140	-75	CV
DCAr0117	539043.40	7905263.38	3905.53	800.00	20	-70	CV
DCAr0123	539053.90	7905297.60	3905.74	668.00	20	-64	CV
DCAr0126	539033.23	7905528.51	3933.07	848.00	132	-79	CV
DCAr0128	539369.89	7905286.72	3930.55	301.00	20	-45	ED
DCAr0131	539364.20	7905116.80	3923.63	300.00	20	-45	ED
DCAr0132	538979.50	7905241.33	3905.14	740.00	27	-70	CV
DCAr0133	539386.84	7905335.33	3927.33	320.00	20	-45	ED
DCAr0134	539400.26	7905373.68	3934.41	296.00	20	-45	ED
DCAr0135	538799.93	7905467.20	4003.26	250.00	200	-45	WD
DCAr0136	539436.46	7905470.89	3926.88	206.00	20	-45	ED
DCAr0137	538834.77	7905615.12	4036.77	200.00	54	-40	WD
DCAr0138	539133.86	7905074.84	3906.25	920.00	20	-66	CV
DCAr0139	539436.36	7905310.09	3950.19	300.00	20	-45	ED
DCAr0140	539441.10	7905194.65	3947.27	325.00	20	-45	ED
DCAr0141	538780.93	7905611.80	4040.87	242.00	165	-40	WD
DCAr0142	539462.93	7905395.94	3944.99	302.00	20	-45	ED
DCAr0143	539492.94	7905329.81	3956.96	314.00	20	-45	ED
DCAr0144	539497.70	7905209.54	3964.78	311.00	20	-45	ED
DCAr0145	538780.49	7905615.05	4041.22	218.00	42	-40	WD
DCAr0146	539403.97	7905093.67	3933.66	320.00	20	-45	ED
DCAr0147	539478.82	7905140.94	3961.05	300.00	20	-45	ED
DCAr0148	539491.60	7905329.30	3956.95	250.00	74	-45	ED
DCAr0149	538785.39	7905659.65	4053.76	161.00	62	-40	WD
DCAr0150	539561.94	7905082.60	3984.52	299.00	20	-45	ED
Note:	1. Drill collar coordinate system is WGS1984 UTM Zone 19S
	2. Coordinate of drill collar is picked with Real Time Kinematics (RTK) GPS
	3. CV - Central Valley; WD - West Dome; ED - East Dome

Quality Assurance and Quality Control

The Company maintains tight sample security and QA/QC for all aspects of its exploration program at the Carangas Project. Drill core is logged, photographed and split on-site by the company and stored under secure conditions until being shipped in security-sealed bags by New Pacific staff in Company vehicles, directly from the project to ALS Global in Oruro, Bolivia for preparation, and ALS Global in Lima, Peru for geochemical analysis. ALS Global is an ISO 17025 accredited laboratory independent from New Pacific. All samples are first analyzed by a multi-element ICP package (ALS code ME-MS41) with ore grade specified limits for silver, lead, and zinc, further analyzed using ALS code OG46. Further silver samples over specified limits are analyzed by gravimetric analysis (ALS code of GRA21). Gold is assayed first by ICP and then by fire assay with AAS finish (ALS code of Au-AA25). Certified reference materials, various types of blank samples and duplicate samples are inserted into normal drill core sample sequences prior to delivery to the laboratory for preparation and analysis. The overall ratio of quality control samples in sample sequences is around twenty percent.

qualified person

The scientific and technical information contained in this news release has been reviewed and approved by Alex Zhang, P. Geo., Vice President of Exploration, who is a Qualified Person for the purposes of National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101"). The Qualified Person has verified the information disclosed herein using standard verification processes, including the sampling, preparation, security and analytical procedures underlying such information, and is not aware of any significant risks and uncertainties or any limitations on the verification process that could be expected to affect the reliability or confidence in the information discussed herein.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company with precious metal projects in Bolivia. The Company's flagship Project, the Silver Sand Silver Project, has released its inaugural preliminary economic assessment (the "PEA") results in January 2023. The PEA study shows a post-tax NPV (5% discount) of US$726 million with an IRR of 39%, underpinned by a total silver production of 171 million ounces over 14 years of mine life.  At the recently discovered Carangas Silver-Gold Project, a resource drilling program of more than 50,000 meters was completed in 2022. The third project, the Silverstrike Silver-Gold Project, had a 6,000 metre discovery drill program in June 2022.

For further information, please contact:

Andrew Williams, President
New Pacific Metals Corp.
Phone: (604) 633-1368 Ext. 236
U.S. & Canada toll-free: 1-877-631-0593
E-mail: invest@newpacificmetals.com
For additional information and to receive company news by e-mail, please register using New Pacific's website at www.newpacificmetals.com.

CAUTIONARY NOTE REGARDING RESULTS OF PRELIMINARY ECONOMIC ASSESSMENT

The PEA study results of Silver Sand Project are preliminary in nature and are intended to provide an initial assessment of the project's economic potential and development options. The PEA mine schedule and economic assessment includes numerous assumptions and is based on both Indicated and Inferred mineral resources. Inferred resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the project economic assessments described herein will be achieved or that the PEA results will be realized. The estimate of mineral resources may be materially affected by geology, environmental, permitting, legal, title, socio-political, marketing or other relevant issues. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. Additional exploration will be required to potentially upgrade the classification of the Inferred Mineral Resources to be considered in future advanced studies. AMC Mining Consultants (Canada) Ltd. (mineral resource, mining, infrastructure and financial analysis) was contracted to conduct the PEA in cooperation with Halyard Inc. (metallurgy and processing), and NewFields Canada Mining & Environment ULC (tailings, water and waste management). The Qualified Persons for the PEA are Mr. Wayne Rogers P.Eng and Mr. Mo Molavi P.Eng both Principal Mining Engineers with AMC Mining Consultants (Canada) Ltd,  Mr. Andy Holloway P.Eng, Process Director with Halyard Inc., and Mr. Leon Botham P.Eng., Principal Engineer with NewFields Canada Mining & Environment ULC. This is in addition to Ms. Dinara Nussipakynova, P.Geo., Principal Geologist with AMC Consultants (Canada) Ltd. who estimated the Mineral Resources. All QPs have reviewed the technical content of the January 9, 2023, news release for the Silver Sand deposit and have approved its dissemination. The Silver Sand PEA is based on the updated Mineral Resource Estimate which was reported on November 28, 2022. The effective date of the 2022 Mineral Resource Estimate for Silver Sand is 31 October 2022. The cut-off applied for reporting the pit-constrained Mineral Resources is 30 g/t silver. Assumptions made to derive a cut-off grade included mining costs, processing costs and recoveries and were obtained from comparable industry situations. The model is depleted for historical mining activities. Mineral Resources are constrained by optimized pit shells at a silver price of US$22.50 per ounce, silver metallurgical recovery of 91%, silver payability of 99%, open pit mining cost of US$2.6/t, processing cost of US$16/t, G&A cost of US$2/t, and slope angle of 44-47 degrees. Key assumptions used for pit optimization for the PEA mining pit include silver price of US$22.50 per ounce, silver metallurgical recovery of 91%, silver payability of 99%, open pit mining cost of US$2.6/t, incremental mining cost of US$0.04/t (per 10 m bench), processing cost of US$16/t, tailing storage facility operating cost of US$0.7/t, G&A cost of US$2/t, royalty of 6.00%, mining recovery of 92%, dilution of 8%, and cut-off grade of 30 g/t silver.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include, but are not limited to: statements regarding anticipated exploration, drilling, development, construction, and other activities or achievements of the Company; timing of receipt of permits and regulatory approvals; and estimates of the Company's revenues and capital expenditures; and other future plans, objectives or expectations of the Company.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, general economic conditions, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management, uncertainties relating to the availability and costs of financing needed in the future, environmental risks, operations and political conditions, the regulatory environment in Bolivia and Canada; risks associated with community relations and corporate social responsibility, and other factors described under the heading "Risk Factors" in the Company's Annual Information Form for the year ended June 30, 2022 and its other public filings.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this news release that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company's ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the Company's ability to obtain and maintain social license at its mineral properties; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits, including the ratification and approval of the Mining Production Contract with COMIBOL by the Plurinational Legislative Assembly of Bolivia; the ability of the Company's Bolivian partner to convert the exploration licenses at the Carangas Project to AMC; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this news release are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements.  All forward-looking statements in this news release are qualified by these cautionary statements.  Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law.  These forward-looking statements are made as of the date of this news release.

CAUTIONARY NOTE TO US INVESTORS

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. The technical and scientific information contained herein has been prepared in accordance with NI 43-101, which differs from the standards adopted by the U.S. Securities and Exchange Commission (the "SEC"). Accordingly, the technical and scientific information contained herein, including any estimates of mineral reserves and mineral resources, may not be comparable to similar information disclosed by U.S. companies subject to the disclosure requirements of the SEC.

Additional information relating to the Company, including the Company's Annual Information Form, can be obtained under the Company's profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company's website at www.newpacificmetals.com.

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SOURCE New Pacific Metals Corp.

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CO: New Pacific Metals Corp.

CNW 07:30e 06-APR-23